UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-__________________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-__________________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2008
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on August 14, 2009.

REPUBLIC OF COLOMBIA

By: /s/ Oscar Iván Zuluaga Escobar
Oscar Iván Zuluaga Escobar
Minister of Finance and Public Credit

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2008 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2009 of the Republic of Colombia

EXHIBIT C

LEY No. 1260 23 DIC 2008

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2009"

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2009, en la suma de CIENTO CUARENTA BILLONES CUATROCIENTOS NOVENTA Y CUATRO MIL SEISCIENTOS CUARENTA Y SEIS MILLONES QUINIENTOS DIECISEIS MIL CUATROCIENTOS SESENTA Y SEIS PESOS MONEDA LEGAL ($140.494.646.516.466), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2009, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		130,624,412,703,103
1.	INGRESOS CORRIENTES DE LA NACION	75,436,451,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	48,304,424,024,416
5.	RENTAS PARAFISCALES	834,992,888,559
6.	FONDOS ESPECIALES	6,048,544,790,128
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		9,870,233,813,363
021000	**AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -**	
	A- INGRESOS CORRIENTES	54,340,000,000
	B- RECURSOS DE CAPITAL	50,811,000,000
032000	**INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)**	
	A- INGRESOS CORRIENTES	3,626,726,686
	B- RECURSOS DE CAPITAL	1,166,000,000
032400	**SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS**	
	A- INGRESOS CORRIENTES	59,919,205,826
	B- RECURSOS DE CAPITAL	708,934,000
040200	**FONDO ROTATORIO DEL DANE**	
	A- INGRESOS CORRIENTES	11,131,015,000
040300	**INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC**	
	A- INGRESOS CORRIENTES	40,080,510,000

050300 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES	9,983,000,000
B- RECURSOS DE CAPITAL	15,649,274,000
C- CONTRIBUCIONES PARAFISCALES	63,958,500,000
060200 FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES	83,947,658,030
B- RECURSOS DE CAPITAL	28,647,400,000
110200 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES	70,735,653,123
B- RECURSOS DE CAPITAL	5,353,907,008
130900 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A- INGRESOS CORRIENTES	6,615,134,080
B- RECURSOS DE CAPITAL	1,804,227,970
131000 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A- INGRESOS CORRIENTES	25,121,500,000
B- RECURSOS DE CAPITAL	8,793,000,000
131300 SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A- INGRESOS CORRIENTES	124,558,869,193
B- RECURSOS DE CAPITAL	3,150,000,000
131400 UNIDAD DE GESTION DE OBLIGACIONES PENSIONALES Y PARAFISCALES – UGOPP	
A- INGRESOS CORRIENTES	2,600,000,000
150300 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	127,626,000,000
B- RECURSOS DE CAPITAL	2,698,000,000
150700 INSTITUTO CASAS FISCALES DEL EJERCITO	
A- INGRESOS CORRIENTES	27,767,000,000
B- RECURSOS DE CAPITAL	450,000,000
150800 DEFENSA CIVIL COLOMBIANA	
A- INGRESOS CORRIENTES	1,750,000,000
B- RECURSOS DE CAPITAL	80,000,000
151000 CLUB MILITAR DE OFICIALES	
A- INGRESOS CORRIENTES	31,881,000,000
B- RECURSOS DE CAPITAL	613,000,000
151100 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A- INGRESOS CORRIENTES	126,150,000,000
B- RECURSOS DE CAPITAL	2,806,000,000
151200 FONDO ROTATORIO DE LA POLICIA	
A- INGRESOS CORRIENTES	122,040,253,000
B- RECURSOS DE CAPITAL	1,129,645,000
151600 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A- INGRESOS CORRIENTES	5,659,000,000
151900 HOSPITAL MILITAR	
A- INGRESOS CORRIENTES	145,125,480,000
B- RECURSOS DE CAPITAL	1,001,110,000
152000 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	338,691,000,000
B- RECURSOS DE CAPITAL	2,752,000,000
170200 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A- INGRESOS CORRIENTES	30,836,100,000
B- RECURSOS DE CAPITAL	11,024,900,000
171300 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A- INGRESOS CORRIENTES	6,430,000,000
B- RECURSOS DE CAPITAL	8,582,200,000
210300 INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
A- INGRESOS CORRIENTES	54,211,300,000
B- RECURSOS DE CAPITAL	5,979,800,000

210900	**UNIDAD DE PLANEACION MINERO ENERGETICA – UPME**	
	A- INGRESOS CORRIENTES	11,523,600,000
211000	**INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS - IPSE-**	
	A- INGRESOS CORRIENTES	1,333,000,000
	B- RECURSOS DE CAPITAL	13,172,300,000
211100	**AGENCIA NACIONAL DE HIDROCARBUROS - ANH**	
	A- INGRESOS CORRIENTES	325,848,070,000
	B- RECURSOS DE CAPITAL	649,000,000
220200	**INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)**	
	A- INGRESOS CORRIENTES	60,369,655,543
	B- RECURSOS DE CAPITAL	4,000,000,000
220900	**INSTITUTO NACIONAL PARA SORDOS (INSOR)**	
	A- INGRESOS CORRIENTES	256,835,552
221000	**INSTITUTO NACIONAL PARA CIEGOS (INCI)**	
	A- INGRESOS CORRIENTES	91,200,000
	B- RECURSOS DE CAPITAL	146,405,121
221100	**INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN**	
	A- INGRESOS CORRIENTES	7,295,804,876
	B- RECURSOS DE CAPITAL	585,100,000
223100	**COLEGIO MAYOR DE BOLIVAR**	
	A- INGRESOS CORRIENTES	1,236,572,751
	B- RECURSOS DE CAPITAL	246,800,000
223400	**INSTITUTO TECNICO CENTRAL**	
	A- INGRESOS CORRIENTES	2,951,333,625
	B- RECURSOS DE CAPITAL	90,000,000
223500	**INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER**	
	A- INGRESOS CORRIENTES	821,161,870
	B- RECURSOS DE CAPITAL	62,100,000
223600	**INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO**	
	A- INGRESOS CORRIENTES	576,093,767
	B- RECURSOS DE CAPITAL	155,300,000
223800	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**	
	A- INGRESOS CORRIENTES	284,155,179
223900	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**	
	A- INGRESOS CORRIENTES	1,271,750,766
224100	**INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**	
	A- INGRESOS CORRIENTES	716,392,184
224200	**INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**	
	A- INGRESOS CORRIENTES	663,011,741
	B- RECURSOS DE CAPITAL	24,600,000
225400	**INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA**	
	A- INGRESOS CORRIENTES	3,089,580,336
	B- RECURSOS DE CAPITAL	270,200,000
230600	**FONDO DE COMUNICACIONES**	
	A- INGRESOS CORRIENTES	633,058,700,000
	B- RECURSOS DE CAPITAL	206,405,200,000
230700	**COMISION NACIONAL DE TELEVISION**	
	A- INGRESOS CORRIENTES	114,433,300,000

240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	409,531,400,000
B- RECURSOS DE CAPITAL	48,061,400,000
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	310,126,200,000
B- RECURSOS DE CAPITAL	95,589,800,000
241300 INSTITUTO NACIONAL DE CONCESIONES - INCO	
A- INGRESOS CORRIENTES	110,882,000,000
B- RECURSOS DE CAPITAL	23,688,000,000
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	1,104,000,000
B- RECURSOS DE CAPITAL	27,910,385,950
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	21,229,700,000
B- RECURSOS DE CAPITAL	9,441,300,000
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	6,933,815,160
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	289,000,000
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A- INGRESOS CORRIENTES	3,600,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	13,623,415,166
B- RECURSOS DE CAPITAL	7,802,584,834
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	12,816,878,584
B- RECURSOS DE CAPITAL	965,881,000
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	523,242,041
330600 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
A- INGRESOS CORRIENTES	18,541,563,339
B- RECURSOS DE CAPITAL	240,500,000
330700 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	72,674,547
350200 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	60,434,000,000
B- RECURSOS DE CAPITAL	4,600,000,000
350300 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A- INGRESOS CORRIENTES	37,430,830,000
350400 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL DE CONTADORES	
A- INGRESOS CORRIENTES	1,687,300,000
B- RECURSOS DE CAPITAL	222,700,000
360200 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A- INGRESOS CORRIENTES	130,223,100,000
B- RECURSOS DE CAPITAL	125,369,007,000
C- CONTRIBUCIONES PARAFISCALES	1,229,903,793,000
360300 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	10,468,299,000
B- RECURSOS DE CAPITAL	24,689,038,000
360500 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	50,265,400,000
B- RECURSOS DE CAPITAL	2,965,000,000

360600 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	2,025,100,000
B- RECURSOS DE CAPITAL	817,800,000
360700 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A- INGRESOS CORRIENTES	2,987,000,000
B- RECURSOS DE CAPITAL	642,403,000,000
C- CONTRIBUCIONES PARAFISCALES	2,228,012,527,090
360800 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	39,763,419,857
360900 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	49,304,956,967
B- RECURSOS DE CAPITAL	8,291,578,800
361000 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES	
A- INGRESOS CORRIENTES	10,599,187,000
370500 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	392,477,577,237
B- RECURSOS DE CAPITAL	168,046,838,000
370600 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	74,640,000
B- RECURSOS DE CAPITAL	275,510,000
370700 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	1,596,900,000
B- RECURSOS DE CAPITAL	341,116,724,564
380100 COMISION NACIONAL DEL SERVICIO CIVIL	
A- INGRESOS CORRIENTES	61,496,320,000
B- RECURSOS DE CAPITAL	100,000,000
III - TOTAL INGRESOS	**140,494,646,516,466**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2009 en la suma de DOS BILLONES CIENTO CUARENTA Y CUATRO MIL TRESCIENTOS SETENTA Y UN MILLONES DE PESOS MONEDA LEGAL ($2.144.371.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2009 una suma por valor de: CIENTO CUARENTA BILLONES CUATROCIENTOS NOVENTA Y CUATRO MIL SEISCIENTOS CUARENTA Y SEIS MILLONES QUINIENTOS DIECISEIS MIL CUATROCIENTOS SESENTA Y SEIS PESOS MONEDA LEGAL ($140.494.646.516.466), según el detalle que se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	305,159,350,642		305,159,350,642
C		PRESUPUESTO DE INVERSION	21,350,000,000		21,350,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,620,000,000		2,620,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,620,000,000		2,620,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,080,000,000		3,080,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,080,000,000		3,080,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	5,650,000,000		5,650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,650,000,000		5,650,000,000
TOTAL PRESUPUESTO SECCION			326,509,350,642		326,509,350,642
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A		PRESUPUESTO DE FUNCIONAMIENTO	266,924,622,674		266,924,622,674
C		PRESUPUESTO DE INVERSION	60,237,258,295		60,237,258,295
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,100,000,000		1,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,100,000,000		1,100,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	350,000,000		350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	350,000,000		350,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	285,000,000		285,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	285,000,000		285,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,900,000,000		1,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,900,000,000		1,900,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	3,561,160,993		3,561,160,993
	700	INTERSUBSECTORIAL EDUCACION	623,900,993		623,900,993

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,937,260,000		2,937,260,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	52,635,097,302		52,635,097,302
	1000	INTERSUBSECTORIAL GOBIERNO	52,127,097,302		52,127,097,302
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	508,000,000		508,000,000
640		INVERSIONES Y APORTES FINANCIEROS	406,000,000		406,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	406,000,000		406,000,000
TOTAL PRESUPUESTO SECCION			327,161,880,969		327,161,880,969

SECCION: 0210

AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	254,187,534,637	54,340,000,000	308,527,534,637
C		PRESUPUESTO DE INVERSION	1,975,407,882,086	50,811,000,000	2,026,218,882,086
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	12,000,000,000		12,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	481,500,000,000		481,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000,000		100,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	381,500,000,000		381,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	17,378,000,000		17,378,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	17,378,000,000		17,378,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,434,679,882,086		1,434,679,882,086
	1000	INTERSUBSECTORIAL GOBIERNO	1,434,679,882,086		1,434,679,882,086
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	23,850,000,000	50,811,000,000	74,661,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,850,000,000	50,811,000,000	74,661,000,000
TOTAL PRESUPUESTO SECCION			2,229,595,416,723	105,151,000,000	2,334,746,416,723

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	35,036,000,000		35,036,000,000
C.		PRESUPUESTO DE INVERSION	164,483,310,833		164,483,310,833
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,204,030,000		4,204,030,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,204,030,000		4,204,030,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	19,492,200,000		19,492,200,000
	1000	INTERSUBSECTORIAL GOBIERNO	19,492,200,000		19,492,200,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	60,562,416,000		60,562,416,000
	903	MITIGACION	1,058,300,000		1,058,300,000
	1000	INTERSUBSECTORIAL GOBIERNO	59,504,116,000		59,504,116,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	79,224,664,833		79,224,664,833
	1000	INTERSUBSECTORIAL GOBIERNO	79,224,664,833		79,224,664,833
TOTAL PRESUPUESTO SECCION			199,519,310,833		199,519,310,833
		SECCION: 0320			
		INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,442,540,907	3,103,726,686	27,546,267,593
C.		PRESUPUESTO DE INVERSION	153,968,313,684	1,689,000,000	155,657,313,684
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	65,899,000,000		65,899,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	64,899,000,000		64,899,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	40,704,102,450		40,704,102,450
	1000	INTERSUBSECTORIAL GOBIERNO	40,704,102,450		40,704,102,450
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	12,365,211,234	1,689,000,000	14,054,211,234

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	12,365,211,234	1,689,000,000	14,054,211,234
630		TRANSFERENCIAS	35,000,000,000		35,000,000,000
	300	INTERSUBSECTORIAL SALUD	35,000,000,000		35,000,000,000
TOTAL PRESUPUESTO SECCION			178,410,854,591	4,792,726,686	183,203,581,277

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO		44,676,139,826	44,676,139,826
C.		PRESUPUESTO DE INVERSION		15,952,000,000	15,952,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		800,000,000	800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		800,000,000	800,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		70,000,000	70,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		70,000,000	70,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,208,000,000	2,208,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		708,000,000	708,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,500,000,000	1,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		330,000,000	330,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		330,000,000	330,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		12,544,000,000	12,544,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		12,544,000,000	12,544,000,000
TOTAL PRESUPUESTO SECCION				60,628,139,826	60,628,139,826

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,182,000,000		3,182,000,000
C.		PRESUPUESTO DE INVERSION	1,121,067,750,290		1,121,067,750,290
630		TRANSFERENCIAS	1,121,067,750,290		1,121,067,750,290
	1000	INTERSUBSECTORIAL GOBIERNO	1,121,067,750,290		1,121,067,750,290
TOTAL PRESUPUESTO SECCION			1,124,249,750,290		1,124,249,750,290

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0326			
		UNIDAD ADMINISTRATIVA ESPECIAL DE MONITOREO, SEGUIMIENTO Y CONTROL			
A		PRESUPUESTO DE FUNCIONAMIENTO	3,700,000,000		3,700,000,000
TOTAL PRESUPUESTO SECCION			3,700,000,000		3,700,000,000
		SECCION: 0401			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	22,757,784,000		22,757,784,000
C.		PRESUPUESTO DE INVERSION	64,610,650,000		64,610,650,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	64,610,650,000		64,610,650,000
	1000	INTERSUBSECTORIAL GOBIERNO	64,610,650,000		64,610,650,000
TOTAL PRESUPUESTO SECCION			87,368,434,000		87,368,434,000
		SECCION: 0402			
		FONDO ROTATORIO DEL DANE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	126,750,000	1,130,965,000	1,257,715,000
C.		PRESUPUESTO DE INVERSION	575,350,000	10,000,050,000	10,575,400,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,000,050,000	10,000,050,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,000,050,000	10,000,050,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	575,350,000		575,350,000
	1000	INTERSUBSECTORIAL GOBIERNO	575,350,000		575,350,000
TOTAL PRESUPUESTO SECCION			702,100,000	11,131,015,000	11,833,115,000
		SECCION: 0403			
		INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	29,566,362,000	5,632,510,000	35,198,872,000
C.		PRESUPUESTO DE INVERSION	18,001,000,000	34,448,000,000	52,449,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,300,000,000	330,000,000	1,630,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000	330,000,000	1,630,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	210,000,000	130,000,000	340,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	210,000,000	130,000,000	340,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	431,000,000	430,000,000	861,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	431,000,000	430,000,000	861,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	6,390,000,000	29,788,000,000	36,178,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,390,000,000	29,788,000,000	36,178,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	9,550,000,000	270,000,000	9,820,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,550,000,000	270,000,000	9,820,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	120,000,000	3,500,000,000	3,620,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	120,000,000	3,500,000,000	3,620,000,000
TOTAL PRESUPUESTO SECCION			47,567,362,000	40,080,510,000	87,647,872,000

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,176,308,200		9,176,308,200
C.		PRESUPUESTO DE INVERSION	558,412,000		558,412,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	558,412,000		558,412,000
	1000	INTERSUBSECTORIAL GOBIERNO	558,412,000		558,412,000
TOTAL PRESUPUESTO SECCION			9,734,720,200		9,734,720,200

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		35,647,000,000	35,647,000,000
C.		PRESUPUESTO DE INVERSION		53,943,774,000	53,943,774,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,200,000,000	3,200,000,000
	705	EDUCACION SUPERIOR		3,200,000,000	3,200,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,439,167,500	1,439,167,500
	705	EDUCACION SUPERIOR		1,439,167,500	1,439,167,500
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		159,907,500	159,907,500
	1000	INTERSUBSECTORIAL GOBIERNO		159,907,500	159,907,500
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,812,285,000	1,812,285,000
	705	EDUCACION SUPERIOR		1,812,285,000	1,812,285,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		19,800,013,453	19,800,013,453
	700	INTERSUBSECTORIAL EDUCACION		3,000,000,000	3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		6,250,013,453	6,250,013,453
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		10,550,000,000	10,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		26,744,554,047	26,744,554,047
	705	EDUCACION SUPERIOR		21,573,776,437	21,573,776,437
	1000	INTERSUBSECTORIAL GOBIERNO		5,170,777,610	5,170,777,610
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		787,846,500	787,846,500
	705	EDUCACION SUPERIOR		787,846,500	787,846,500
TOTAL PRESUPUESTO SECCION				89,590,774,000	89,590,774,000

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

A		*PRESUPUESTO DE FUNCIONAMIENTO*	267,843,575,452		267,843,575,452
TOTAL PRESUPUESTO SECCION			267,843,575,452		267,843,575,452

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

A		PRESUPUESTO DE FUNCIONAMIENTO		46,692,130,000	46,692,130,000
C		PRESUPUESTO DE INVERSION	18,500,000,000	65,902,928,030	84,402,928,030
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,922,000,000	8,922,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		8,922,000,000	8,922,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	18,500,000,000	43,124,705,183	61,624,705,183
	101	DEFENSA Y SEGURIDAD INTERNA	18,500,000,000	43,124,705,183	61,624,705,183
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		10,240,952,068	10,240,952,068
	101	DEFENSA Y SEGURIDAD INTERNA		10,240,952,068	10,240,952,068
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,615,270,779	3,615,270,779
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,615,270,779	3,615,270,779

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			18,500,000,000	112,595,058,030	131,095,058,030

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,131,185,793		4,131,185,793
C.		PRESUPUESTO DE INVERSION	4,425,091,335		4,425,091,335
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,250,091,335		3,250,091,335
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	3,250,091,335		3,250,091,335
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	375,000,000		375,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	375,000,000		375,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	400,000,000		400,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	400,000,000		400,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			8,556,277,128		8,556,277,128

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	139,801,856,686		139,801,856,686
TOTAL PRESUPUESTO SECCION			139,801,856,686		139,801,856,686

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	58,448,191,813	71,452,760,131	129,900,951,944
C.		PRESUPUESTO DE INVERSION	10,103,200,000	4,636,800,000	14,740,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	340,000,000	160,000,000	500,000,000
	1002	RELACIONES EXTERIORES	340,000,000	160,000,000	500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,238,160,000	1,523,840,000	4,762,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,238,160,000	1,523,840,000	4,762,000,000
420		ESTUDIOS DE PREINVERSION	136,000,000	64,000,000	200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1002	RELACIONES EXTERIORES	136,000,000	64,000,000	200,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,379,040,000	648,960,000	2,028,000,000
	1002	RELACIONES EXTERIORES	1,379,040,000	648,960,000	2,028,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	680,000,000	320,000,000	1,000,000,000
	1002	RELACIONES EXTERIORES	680,000,000	320,000,000	1,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	4,330,000,000	1,920,000,000	6,250,000,000
	1002	RELACIONES EXTERIORES	4,330,000,000	1,920,000,000	6,250,000,000
TOTAL PRESUPUESTO SECCION			68,551,391,813	76,089,560,131	144,640,951,944

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		*PRESUPUESTO DE FUNCIONAMIENTO*	8,220,111,282,967		8,220,111,282,967
C		*PRESUPUESTO DE INVERSION*	794,264,617,932		794,264,617,932
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	5,501,617,932		5,501,617,932
	1000	INTERSUBSECTORIAL GOBIERNO	5,501,617,932		5,501,617,932
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,358,678,200		5,358,678,200
	1000	INTERSUBSECTORIAL GOBIERNO	5,358,678,200		5,358,678,200
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	21,664,025,770		21,664,025,770
	1000	INTERSUBSECTORIAL GOBIERNO	21,664,025,770		21,664,025,770
610		CREDITOS	49,000,000,000		49,000,000,000
	304	SERVICIOS INTEGRALES DE SALUD	49,000,000,000		49,000,000,000
630		TRANSFERENCIAS	712,740,296,030		712,740,296,030
	600	INTERSUBSECTORIAL TRANSPORTE	588,740,296,030		588,740,296,030
	1000	INTERSUBSECTORIAL GOBIERNO	124,000,000,000		124,000,000,000
TOTAL PRESUPUESTO SECCION			9,014,375,900,899		9,014,375,900,899

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1308			
		UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,147,672,900		9,147,672,900
C.		PRESUPUESTO DE INVERSION	5,000,000,000		5,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,285,000,000		3,285,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,285,000,000		3,285,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,715,000,000		1,715,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,715,000,000		1,715,000,000
TOTAL PRESUPUESTO SECCION			14,147,672,900		14,147,672,900
		SECCION: 1309			
		SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA			
A		PRESUPUESTO DE FUNCIONAMIENTO		7,128,517,050	7,128,517,050
C.		PRESUPUESTO DE INVERSION		1,290,845,000	1,290,845,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		217,000,000	217,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		217,000,000	217,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		43,643,000	43,643,000
	1000	INTERSUBSECTORIAL GOBIERNO		43,643,000	43,643,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,030,202,000	1,030,202,000
	1000	INTERSUBSECTORIAL GOBIERNO		109,620,000	109,620,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS		920,582,000	920,582,000
TOTAL PRESUPUESTO SECCION				8,419,362,050	8,419,362,050
		SECCION: 1310			
		UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	359,271,300,000	33,914,500,000	393,185,800,000
C.		PRESUPUESTO DE INVERSION	325,950,000,000		325,950,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,060,686,235		10,060,686,235
	1000	INTERSUBSECTORIAL GOBIERNO	10,060,686,235		10,060,686,235

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,049,280,100		4,049,280,100
	1000	INTERSUBSECTORIAL GOBIERNO	4,049,280,100		4,049,280,100
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	311,840,033,665		311,840,033,665
	1000	INTERSUBSECTORIAL GOBIERNO	311,840,033,665		311,840,033,665
TOTAL PRESUPUESTO SECCION			685,221,300,000	33,914,500,000	719,135,800,000

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

A		PRESUPUESTO DE FUNCIONAMIENTO	5,824,208,703		5,824,208,703
TOTAL PRESUPUESTO SECCION			5,824,208,703		5,824,208,703

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

A		PRESUPUESTO DE FUNCIONAMIENTO	181,008,000,000	116,718,869,193	297,726,869,193
C		PRESUPUESTO DE INVERSION		10,990,000,000	10,990,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,040,000,000	2,040,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,040,000,000	2,040,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		6,541,145,973	6,541,145,973
	1000	INTERSUBSECTORIAL GOBIERNO		6,541,145,973	6,541,145,973
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		930,854,027	930,854,027
	1000	INTERSUBSECTORIAL GOBIERNO		930,854,027	930,854,027
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,193,000,000	1,193,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,193,000,000	1,193,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		135,000,000	135,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		135,000,000	135,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		150,000,000	150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		150,000,000	150,000,000
TOTAL PRESUPUESTO SECCION			181,008,000,000	127,708,869,193	308,716,869,193

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD DE GESTION DE OBLIGACIONES PENSIONALES Y PARAFISCALES - UGOPP			
A.		PRESUPUESTO DE FUNCIONAMIENTO	12,400,000,000	2,600,000,000	15,000,000,000
TOTAL PRESUPUESTO SECCION			12,400,000,000	2,600,000,000	15,000,000,000
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	36,852,500,444,072		36,852,500,444,072
TOTAL PRESUPUESTO SECCION			36,852,500,444,072		36,852,500,444,072
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	7,658,664,068,959		7,658,664,068,959
C.		PRESUPUESTO DE INVERSION	2,477,805,855,013		2,477,805,855,013
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	168,090,000,000		168,090,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	120,080,900,000		120,080,900,000
	101	DEFENSA Y SEGURIDAD INTERNA	15,171,100,000		15,171,100,000
	300	INTERSUBSECTORIAL SALUD	25,000,000,000		25,000,000,000
	607	TRANSPORTE MARITIMO	1,490,000,000		1,490,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	6,348,000,000		6,348,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,918,000,000		7,918,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,918,000,000		7,918,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	56,052,000,000		56,052,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,373,000,000		3,373,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	48,068,000,000		48,068,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,611,000,000		4,611,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,628,316,855,013		1,628,316,855,013
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,204,948,000,000		1,204,948,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	391,207,855,013		391,207,855,013
	102	DEFENSA Y SEGURIDAD EXTERNA	4,911,000,000		4,911,000,000
	300	INTERSUBSECTORIAL SALUD	16,250,000,000		16,250,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	608	TRANSPORTE AEREO	11,000,000,000		11,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	544,948,000,000		544,948,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	425,408,000,000		425,408,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	119,540,000,000		119,540,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,956,000,000		9,956,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,888,000,000		4,888,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	5,068,000,000		5,068,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,875,000,000		1,875,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,875,000,000		1,875,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,150,000,000		3,150,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,150,000,000		3,150,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	57,500,000,000		57,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	57,500,000,000		57,500,000,000
TOTAL PRESUPUESTO SECCION			10,136,469,923,972		10,136,469,923,972

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,117,517,000,000	128,824,000,000	1,246,341,000,000
C.		PRESUPUESTO DE INVERSION		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION			1,117,517,000,000	130,324,000,000	1,247,841,000,000

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		18,699,000,000	18,699,000,000
C.		PRESUPUESTO DE INVERSION		9,518,000,000	9,518,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,291,000,000	8,291,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		8,115,000,000	8,115,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1400	INTERSUBSECTORIAL VIVIENDA		176,000,000	176,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,227,000,000	1,227,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		1,227,000,000	1,227,000,000
TOTAL PRESUPUESTO SECCION				28,217,000,000	28,217,000,000

SECCION: 1508

DEFENSA CIVIL COLOMBIANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,315,000,000	1,830,000,000	17,145,000,000
C.		PRESUPUESTO DE INVERSION	1,653,000,000		1,653,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
	103	DEFENSA CIVIL	600,000,000		600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,053,000,000		1,053,000,000
	103	DEFENSA CIVIL	1,053,000,000		1,053,000,000
TOTAL PRESUPUESTO SECCION			16,968,000,000	1,830,000,000	18,798,000,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		27,023,000,000	27,023,000,000
C.		PRESUPUESTO DE INVERSION		5,471,000,000	5,471,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,422,000,000	4,422,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,422,000,000	4,422,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,049,000,000	1,049,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,049,000,000	1,049,000,000
TOTAL PRESUPUESTO SECCION				32,494,000,000	32,494,000,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,454,800,000,000	128,956,000,000	1,583,756,000,000
TOTAL PRESUPUESTO SECCION			1,454,800,000,000	128,956,000,000	1,583,756,000,000

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		123,169,898,000	123,169,898,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION				123,169,898,000	123,169,898,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,971,000,000	4,459,000,000	6,430,000,000
C.		PRESUPUESTO DE INVERSION	150,000,000	1,200,000,000	1,350,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000	1,200,000,000	1,350,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	150,000,000	1,200,000,000	1,350,000,000
TOTAL PRESUPUESTO SECCION			2,121,000,000	5,659,000,000	7,780,000,000

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,854,300,000	146,126,590,000	161,980,890,000
C.		PRESUPUESTO DE INVERSION	29,410,000,000		29,410,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,056,000,000		14,056,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	14,056,000,000		14,056,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,707,000,000		2,707,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,707,000,000		2,707,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,732,000,000		1,732,000,000
	304	SERVICIOS INTEGRALES DE SALUD	1,732,000,000		1,732,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,000,000,000		2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	8,712,000,000		8,712,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	8,712,000,000		8,712,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	203,000,000		203,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	203,000,000		203,000,000
TOTAL PRESUPUESTO SECCION			45,264,300,000	146,126,590,000	191,390,890,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		335,839,000,000	335,839,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		5,604,000,000	5,604,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,276,000,000	1,276,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,276,000,000	1,276,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		4,328,000,000	4,328,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,328,000,000	4,328,000,000
TOTAL PRESUPUESTO SECCION				341,443,000,000	341,443,000,000

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,912,506,514,041		4,912,506,514,041
C.		PRESUPUESTO DE INVERSION	591,240,223,486		591,240,223,486
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	86,163,000,000		86,163,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	80,456,000,000		80,456,000,000
	705	EDUCACION SUPERIOR	7,000,000		7,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	5,700,000,000		5,700,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,338,000,000		9,338,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	9,338,000,000		9,338,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	600,000,000		600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	473,168,223,486		473,168,223,486
	101	DEFENSA Y SEGURIDAD INTERNA	469,285,000,000		469,285,000,000
	300	INTERSUBSECTORIAL SALUD	3,883,223,486		3,883,223,486
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	288,000,000		288,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	288,000,000		288,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	21,058,000,000		21,058,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	21,058,000,000		21,058,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	625,000,000		625,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	101	DEFENSA Y SEGURIDAD INTERNA	625,000,000		625,000,000
TOTAL PRESUPUESTO SECCION			5,503,746,737,527		5,503,746,737,527

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	234,459,500,000		234,459,500,000
C.		PRESUPUESTO DE INVERSION	787,900,000,000		787,900,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	28,000,000,000		28,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	28,000,000,000		28,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	12,000,000,000		12,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,000,000,000		12,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	52,400,000,000		52,400,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	52,400,000,000		52,400,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	13,500,000,000		13,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,500,000,000		13,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	665,000,000,000		665,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	555,000,000,000		555,000,000,000
	1106	COMERCIALIZACION	110,000,000,000		110,000,000,000
620		SUBSIDIOS DIRECTOS	12,000,000,000		12,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	12,000,000,000		12,000,000,000
630		TRANSFERENCIAS	4,000,000,000		4,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			1,022,359,500,000		1,022,359,500,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	56,454,700,000	2,840,000,000	59,294,700,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	260,000,000		260,000,000
C.		PRESUPUESTO DE INVERSION	35,565,761,200	39,021,000,000	74,586,761,200
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,000,000,000	10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		10,000,000,000	10,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,000,000,000		2,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	33,565,761,200	29,021,000,000	62,586,761,200
	1100	INTERSUBSECTORIAL AGROPECUARIO	29,565,761,200	27,021,000,000	56,586,761,200
	1104	PESCA Y ACUICULTURA	4,000,000,000	2,000,000,000	6,000,000,000
TOTAL PRESUPUESTO SECCION			92,280,461,200	41,861,000,000	134,141,461,200

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	38,095,700,000	5,012,200,000	43,107,900,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	51,000,000		51,000,000
C.		PRESUPUESTO DE INVERSION	395,597,595,000	10,000,000,000	405,597,595,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	330,037,595,000	6,000,000,000	336,037,595,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	330,037,595,000	6,000,000,000	336,037,595,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,000,000,000		14,000,000,000
	1107	TENENCIA DE LA TIERRA	14,000,000,000		14,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,400,000,000	2,000,000,000	5,400,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	3,400,000,000	2,000,000,000	5,400,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	900,000,000	2,000,000,000	2,900,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	900,000,000	2,000,000,000	2,900,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,260,000,000		2,260,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,260,000,000		2,260,000,000
620		SUBSIDIOS DIRECTOS	45,000,000,000		45,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1107	TENENCIA DE LA TIERRA	45,000,000,000		45,000,000,000
TOTAL PRESUPUESTO SECCION			433,744,295,000	15,012,200,000	448,756,495,000

SECCION: 1714

UAE UNIDAD NACIONAL DE TIERRAS RURALES - UNAT

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	7,774,400,000		7,774,400,000
C		PRESUPUESTO DE INVERSION	6,000,000,000		6,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,400,000,000		5,400,000,000
	1107	TENENCIA DE LA TIERRA	5,400,000,000		5,400,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	600,000,000		600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			13,774,400,000		13,774,400,000

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	42,563,300,000		42,563,300,000
C.		PRESUPUESTO DE INVERSION	6,827,785,625,511		6,827,785,625,511
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,041,000,000		3,041,000,000
	501	GENERACION ELECTRICA	3,041,000,000		3,041,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,566,000,000		2,566,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,566,000,000		2,566,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	521,000,000		521,000,000
	504	DISTRIBUCION ELECTRICA	521,000,000		521,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,082,000,000		1,082,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,082,000,000		1,082,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,266,179,000		5,266,179,000
	207	MINERIA	2,739,204,000		2,739,204,000
	500	INTERSUBSECTORIAL ENERGIA	2,526,975,000		2,526,975,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,964,710,000		8,964,710,000
	202	PEQUENA Y MEDIANA INDUSTRIA	7,259,000,000		7,259,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	207	MINERIA	540,710,000		540,710,000
	501	GENERACION ELECTRICA	250,000,000		250,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	915,000,000		915,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	9,686,200,000		9,686,200,000
	207	MINERIA	6,436,200,000		6,436,200,000
	501	GENERACION ELECTRICA	1,450,000,000		1,450,000,000
	504	DISTRIBUCION ELECTRICA	350,000,000		350,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	1,450,000,000		1,450,000,000
420		ESTUDIOS DE PREINVERSION	2,011,140,000		2,011,140,000
	207	MINERIA	761,140,000		761,140,000
	504	DISTRIBUCION ELECTRICA	450,000,000		450,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	800,000,000		800,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,378,260,000		2,378,260,000
	207	MINERIA	2,378,260,000		2,378,260,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	1502	PARTICIPACION COMUNITARIA	400,000,000		400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,100,497,000		5,100,497,000
	500	INTERSUBSECTORIAL ENERGIA	5,100,497,000		5,100,497,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	6,000,000,000		6,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	6,000,000,000		6,000,000,000
620		SUBSIDIOS DIRECTOS	6,292,000,000,000		6,292,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	6,272,000,000,000		6,272,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	20,000,000,000		20,000,000,000
630		TRANSFERENCIAS	488,768,639,511		488,768,639,511
	500	INTERSUBSECTORIAL ENERGIA	488,768,639,511		488,768,639,511
TOTAL PRESUPUESTO SECCION			6,870,348,925,511		6,870,348,925,511

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2103			
		INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-			
A.		PRESUPUESTO DE FUNCIONAMIENTO		32,691,100,000	32,691,100,000
C		PRESUPUESTO DE INVERSION	17,500,000,000	27,500,000,000	45,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,550,000,000		1,550,000,000
	207	MINERIA	1,550,000,000		1,550,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	13,450,000,000	18,700,000,000	32,150,000,000
	207	MINERIA	12,750,000,000	18,400,000,000	31,150,000,000
	903	MITIGACION	700,000,000	300,000,000	1,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,500,000,000	7,800,000,000	10,300,000,000
	207	MINERIA	2,500,000,000	3,300,000,000	5,800,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		4,500,000,000	4,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,000,000,000	1,000,000,000
	207	MINERIA		1,000,000,000	1,000,000,000
TOTAL PRESUPUESTO SECCION			17,500,000,000	60,191,100,000	77,691,100,000
		SECCION: 2109			
		UNIDAD DE PLANEACION MINERO ENERGETICA - UPME			
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,757,600,000	4,757,600,000
C.		PRESUPUESTO DE INVERSION		6,766,000,000	6,766,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,550,000,000	1,550,000,000
	500	INTERSUBSECTORIAL ENERGIA		1,550,000,000	1,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,216,000,000	5,216,000,000
	500	INTERSUBSECTORIAL ENERGIA		3,360,000,000	3,360,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,856,000,000	1,856,000,000
TOTAL PRESUPUESTO SECCION				11,523,600,000	11,523,600,000
		SECCION: 2110			
		INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-			
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,586,300,000	2,505,300,000	16,091,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C		PRESUPUESTO DE INVERSION		12,000,000,000	12,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,367,000,000	1,367,000,000
	500	INTERSUBSECTORIAL ENERGIA		1,367,000,000	1,367,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		10,633,000,000	10,633,000,000
	500	INTERSUBSECTORIAL ENERGIA		10,633,000,000	10,633,000,000
TOTAL PRESUPUESTO SECCION			13,586,300,000	14,505,300,000	28,091,600,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		37,828,000,000	37,828,000,000
C		PRESUPUESTO DE INVERSION		288,669,070,000	288,669,070,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		20,800,000,000	20,800,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		20,800,000,000	20,800,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,198,000,000	6,198,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		6,198,000,000	6,198,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,600,000,000	10,600,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		10,600,000,000	10,600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		251,071,070,000	251,071,070,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		251,071,070,000	251,071,070,000
TOTAL PRESUPUESTO SECCION				326,497,070,000	326,497,070,000

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,609,916,945,565		17,609,916,945,565
C		PRESUPUESTO DE INVERSION	947,177,139,143		947,177,139,143
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	86,000,000,000		86,000,000,000
	700	INTERSUBSECTORIAL EDUCACION	86,000,000,000		86,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	114,500,000,000		114,500,000,000
	700	INTERSUBSECTORIAL EDUCACION	4,500,000,000		4,500,000,000
	703	EDUCACION SECUNDARIA	110,000,000,000		110,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	4,800,000,000		4,800,000,000
	700	INTERSUBSECTORIAL EDUCACION	4,800,000,000		4,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	225,648,932,390		225,648,932,390
	700	INTERSUBSECTORIAL EDUCACION	93,046,000,000		93,046,000,000
	705	EDUCACION SUPERIOR	102,602,932,390		102,602,932,390
	706	EDUCACION DE ADULTOS	30,000,000,000		30,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	34,200,000,000		34,200,000,000
	700	INTERSUBSECTORIAL EDUCACION	34,200,000,000		34,200,000,000
620		SUBSIDIOS DIRECTOS	364,486,000,000		364,486,000,000
	701	EDUCACION PREESCOLAR	191,037,000,000		191,037,000,000
	703	EDUCACION SECUNDARIA	89,199,000,000		89,199,000,000
	705	EDUCACION SUPERIOR	84,250,000,000		84,250,000,000
630		TRANSFERENCIAS	63,457,000,000		63,457,000,000
	705	EDUCACION SUPERIOR	63,457,000,000		63,457,000,000
640		INVERSIONES Y APORTES FINANCIEROS	54,085,206,753		54,085,206,753
	705	EDUCACION SUPERIOR	54,085,206,753		54,085,206,753
TOTAL PRESUPUESTO SECCION			18,557,094,084,708		18,557,094,084,708

SECCION: 2202

INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)

A.		PRESUPUESTO DE FUNCIONAMIENTO		42,051,655,543	42,051,655,543
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	2,105,967,147		2,105,967,147
C.		PRESUPUESTO DE INVERSION		22,318,000,000	22,318,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		20,078,000,000	20,078,000,000
	700	INTERSUBSECTORIAL EDUCACION		7,978,000,000	7,978,000,000
	705	EDUCACION SUPERIOR		12,100,000,000	12,100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,240,000,000	2,240,000,000
	705	EDUCACION SUPERIOR		2,240,000,000	2,240,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			2,105,967,147	64,369,655,543	66,475,622,690

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	2,281,671,293	50,835,552	2,332,506,845
C		PRESUPUESTO DE INVERSION	755,836,928	206,000,000	961,836,928
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,836,928		30,836,928
	707	EDUCACION ESPECIAL	30,836,928		30,836,928
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	350,000,000	160,000,000	510,000,000
	707	EDUCACION ESPECIAL	350,000,000	160,000,000	510,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	205,000,000	46,000,000	251,000,000
	707	EDUCACION ESPECIAL	205,000,000	46,000,000	251,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	170,000,000		170,000,000
	700	INTERSUBSECTORIAL EDUCACION	170,000,000		170,000,000
TOTAL PRESUPUESTO SECCION			3,037,508,221	256,835,552	3,294,343,773

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	2,922,411,126	78,605,121	3,001,016,247
C		PRESUPUESTO DE INVERSION	575,406,444	159,000,000	734,406,444
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	86,300,000	60,000,000	146,300,000
	707	EDUCACION ESPECIAL	86,300,000	60,000,000	146,300,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	489,106,444	99,000,000	588,106,444
	707	EDUCACION ESPECIAL	489,106,444	99,000,000	588,106,444
TOTAL PRESUPUESTO SECCION			3,497,817,570	237,605,121	3,735,422,691

SECCION: 2211

INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	5,025,071,933	1,670,904,876	6,695,976,809
B		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		1,956,000,000	1,956,000,000
C		PRESUPUESTO DE INVERSION		4,254,000,000	4,254,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,009,000,000	3,009,000,000
	705	EDUCACION SUPERIOR		3,009,000,000	3,009,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		695,000,000	695,000,000
	705	EDUCACION SUPERIOR		695,000,000	695,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		550,000,000	550,000,000
	705	EDUCACION SUPERIOR		550,000,000	550,000,000
TOTAL PRESUPUESTO SECCION			5,025,071,933	7,880,904,876	12,905,976,809

SECCION: 2231

COLEGIO MAYOR DE BOLIVAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,039,538,830	1,432,372,751	3,471,911,581
C.		PRESUPUESTO DE INVERSION		51,000,000	51,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		51,000,000	51,000,000
	705	EDUCACION SUPERIOR		51,000,000	51,000,000
TOTAL PRESUPUESTO SECCION			2,039,538,830	1,483,372,751	3,522,911,581

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,140,477,374	1,606,333,625	7,746,810,999
C.		PRESUPUESTO DE INVERSION	400,000,000	1,435,000,000	1,835,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000	860,000,000	1,260,000,000
	700	INTERSUBSECTORIAL EDUCACION	400,000,000	860,000,000	1,260,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		460,200,000	460,200,000
	700	INTERSUBSECTORIAL EDUCACION		460,200,000	460,200,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		114,800,000	114,800,000
	700	INTERSUBSECTORIAL EDUCACION		114,800,000	114,800,000
TOTAL PRESUPUESTO SECCION			6,540,477,374	3,041,333,625	9,581,810,999

SECCION: 2235

INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,735,112,290	883,261,870	2,618,374,160

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			1,735,112,290	883,261,870	2,618,374,160

SECCION: 2236

INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	2,110,723,117	606,393,767	2,717,116,884
C		PRESUPUESTO DE INVERSION		125,000,000	125,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		90,000,000	90,000,000
	705	EDUCACION SUPERIOR		90,000,000	90,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		35,000,000	35,000,000
	705	EDUCACION SUPERIOR		35,000,000	35,000,000
TOTAL PRESUPUESTO SECCION			2,110,723,117	731,393,767	2,842,116,884

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	809,925,828	284,155,179	1,094,081,007
C		PRESUPUESTO DE INVERSION	50,000,000		50,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	705	EDUCACION SUPERIOR	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			859,925,828	284,155,179	1,144,081,007

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,518,531,802	546,750,766	2,065,282,568
C		PRESUPUESTO DE INVERSION		725,000,000	725,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		725,000,000	725,000,000
	705	EDUCACION SUPERIOR		725,000,000	725,000,000
TOTAL PRESUPUESTO SECCION			1,518,531,802	1,271,750,766	2,790,282,568

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	4,109,709,163	716,392,184	4,826,101,347
C		PRESUPUESTO DE INVERSION	50,000,000		50,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	50,000,000		50,000,000
	705	EDUCACION SUPERIOR	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			4,159,709,163	716,392,184	4,876,101,347

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	2,085,735,116	687,611,741	2,773,346,857
TOTAL PRESUPUESTO SECCION			2,085,735,116	687,611,741	2,773,346,857

SECCION: 2254

INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,800,508,612	1,512,780,336	3,313,288,948
C		PRESUPUESTO DE INVERSION		1,847,000,000	1,847,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		500,000,000	500,000,000
	705	EDUCACION SUPERIOR		500,000,000	500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,152,000,000	1,152,000,000
	705	EDUCACION SUPERIOR		1,152,000,000	1,152,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		134,000,000	134,000,000
	705	EDUCACION SUPERIOR		134,000,000	134,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		61,000,000	61,000,000
	705	EDUCACION SUPERIOR		61,000,000	61,000,000
TOTAL PRESUPUESTO SECCION			1,800,508,612	3,359,780,336	5,160,288,948

SECCION: 2301

MINISTERIO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	123,714,400,000		123,714,400,000
C		PRESUPUESTO DE INVERSION	3,580,000,000		3,580,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	720,000,000		720,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	720,000,000		720,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,860,000,000		2,860,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES	2,860,000,000		2,860,000,000
TOTAL PRESUPUESTO SECCION			127,294,400,000		127,294,400,000

SECCION: 2306

FONDO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		185,463,900,000	185,463,900,000
C.		PRESUPUESTO DE INVERSION	9,489,000,000	654,000,000,000	663,489,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,500,000,000	7,500,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,500,000,000	7,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		994,000,000	994,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		994,000,000	994,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		539,902,524,834	539,902,524,834
	400	INTERSUBSECTORIAL COMUNICACIONES		539,902,524,834	539,902,524,834
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,489,000,000	63,703,000,000	73,192,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	9,489,000,000	63,703,000,000	73,192,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		14,907,000,000	14,907,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		14,907,000,000	14,907,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		736,000,000	736,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		736,000,000	736,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		24,377,475,166	24,377,475,166
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
	401	CORREO		15,497,000,000	15,497,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,880,475,166	1,880,475,166
630		TRANSFERENCIAS		1,880,000,000	1,880,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,880,000,000	1,880,000,000
TOTAL PRESUPUESTO SECCION			9,489,000,000	839,463,900,000	848,952,900,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2307			
		COMISION NACIONAL DE TELEVISION			
A		PRESUPUESTO DE FUNCIONAMIENTO		114,433,300,000	114,433,300,000
TOTAL PRESUPUESTO SECCION				114,433,300,000	114,433,300,000
		SECCION: 2401			
		MINISTERIO DE TRANSPORTE			
A		PRESUPUESTO DE FUNCIONAMIENTO	72,051,700,000		72,051,700,000
C		PRESUPUESTO DE INVERSION	184,898,634,397		184,898,634,397
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,650,000,000		10,650,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	10,650,000,000		10,650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	600,000,000		600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	600,000,000		600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,999,634,397		2,999,634,397
	600	INTERSUBSECTORIAL TRANSPORTE	2,999,634,397		2,999,634,397
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	7,330,000,000		7,330,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	7,330,000,000		7,330,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000		400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	129,375,290,000		129,375,290,000
	600	INTERSUBSECTORIAL TRANSPORTE	128,209,000,000		128,209,000,000
	604	RED URBANA	1,166,290,000		1,166,290,000
630		TRANSFERENCIAS	33,543,710,000		33,543,710,000
	600	INTERSUBSECTORIAL TRANSPORTE	16,183,000,000		16,183,000,000
	606	TRANSPORTE FLUVIAL	17,360,710,000		17,360,710,000
TOTAL PRESUPUESTO SECCION			256,950,334,397		256,950,334,397
		SECCION: 2402			
		INSTITUTO NACIONAL DE VIAS			
A		PRESUPUESTO DE FUNCIONAMIENTO	136,235,500,000	34,615,800,000	170,851,300,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	106,337,200,000		106,337,200,000
C		PRESUPUESTO DE INVERSION	1,719,597,850,411	422,977,000,000	2,142,574,850,411
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	630,751,245,463	28,573,000,000	659,324,245,463
	600	INTERSUBSECTORIAL TRANSPORTE	183,519,000,000	12,000,000,000	195,519,000,000
	601	RED TRONCAL NACIONAL	435,032,245,463	16,573,000,000	451,605,245,463
	603	CAMINOS VECINALES	6,000,000,000		6,000,000,000
	606	TRANSPORTE FLUVIAL	6,200,000,000		6,200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,014,846,604,948	335,477,130,000	1,350,323,734,948
	600	INTERSUBSECTORIAL TRANSPORTE	664,017,161,918	59,967,230,000	723,984,391,918
	601	RED TRONCAL NACIONAL	317,008,438,493	254,824,420,000	571,832,858,493
	605	TRANSPORTE FERREO	8,000,000,000		8,000,000,000
	606	TRANSPORTE FLUVIAL	25,821,004,537		25,821,004,537
	607	TRANSPORTE MARITIMO		20,685,480,000	20,685,480,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	6,600,000,000	1,000,000,000	7,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	6,600,000,000	1,000,000,000	7,600,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000	1,000,000,000	2,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000	1,000,000,000	2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	31,000,000,000	5,000,000,000	36,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	31,000,000,000	5,000,000,000	36,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	400,000,000	2,618,450,000	3,018,450,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000	2,618,450,000	3,018,450,000
420		ESTUDIOS DE PREINVERSION	26,200,000,000	1,087,000,000	27,287,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	26,200,000,000	1,087,000,000	27,287,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,000,000,000		1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000		1,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		603,000,000	603,000,000
	700	INTERSUBSECTORIAL EDUCACION		603,000,000	603,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,800,000,000	47,618,420,000	55,418,420,000
	600	INTERSUBSECTORIAL TRANSPORTE	7,800,000,000	47,618,420,000	55,418,420,000
TOTAL PRESUPUESTO SECCION			1,962,170,550,411	457,592,800,000	2,419,763,350,411

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		216,239,000,000	216,239,000,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		1,867,000,000	1,867,000,000
C.		PRESUPUESTO DE INVERSION	1,620,000,000	187,610,000,000	189,230,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		30,470,000,000	30,470,000,000
	608	TRANSPORTE AEREO		30,470,000,000	30,470,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,137,100,000	5,137,100,000
	608	TRANSPORTE AEREO		5,137,100,000	5,137,100,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,620,000,000	37,627,900,000	39,247,900,000
	608	TRANSPORTE AEREO	1,620,000,000	37,627,900,000	39,247,900,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,620,000,000	3,620,000,000
	608	TRANSPORTE AEREO		3,620,000,000	3,620,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		76,327,000,000	76,327,000,000
	608	TRANSPORTE AEREO		76,327,000,000	76,327,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		24,856,000,000	24,856,000,000
	608	TRANSPORTE AEREO		24,856,000,000	24,856,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,200,000,000	1,200,000,000
	608	TRANSPORTE AEREO		1,200,000,000	1,200,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,472,000,000	1,472,000,000
	608	TRANSPORTE AEREO		1,472,000,000	1,472,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,900,000,000	6,900,000,000
	608	TRANSPORTE AEREO		6,900,000,000	6,900,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			1,620,000,000	405,716,000,000	407,336,000,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,153,000,000	10,570,000,000	11,723,000,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	69,061,400,000		69,061,400,000
C.		PRESUPUESTO DE INVERSION	591,906,080,000	124,000,000,000	715,906,080,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	381,819,940,000	117,407,735,999	499,227,675,999
	600	INTERSUBSECTORIAL TRANSPORTE	342,611,690,000		342,611,690,000
	601	RED TRONCAL NACIONAL	39,208,250,000		39,208,250,000
	605	TRANSPORTE FERREO		117,407,735,999	117,407,735,999
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	210,086,140,000	6,592,264,001	216,678,404,001
	600	INTERSUBSECTORIAL TRANSPORTE	210,086,140,000	6,592,264,001	216,678,404,001
TOTAL PRESUPUESTO SECCION			662,120,480,000	134,570,000,000	796,690,480,000

SECCION: 2501

PROCURADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	289,581,295,844		289,581,295,844
C.		PRESUPUESTO DE INVERSION	14,814,162,000		14,814,162,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	803	ADMINISTRACION DE JUSTICIA	300,000,000		300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,314,404,000		2,314,404,000
	803	ADMINISTRACION DE JUSTICIA	2,314,404,000		2,314,404,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	803	ADMINISTRACION DE JUSTICIA	500,000,000		500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	5,108,988,000		5,108,988,000
	800	INTERSUBSECTORIAL JUSTICIA	5,108,988,000		5,108,988,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,500,000,000		3,500,000,000
	803	ADMINISTRACION DE JUSTICIA	3,500,000,000		3,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	500,000,000		500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,100,000,000		1,100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,100,000,000		1,100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,490,770,000		1,490,770,000
	800	INTERSUBSECTORIAL JUSTICIA	95,000,000		95,000,000
	803	ADMINISTRACION DE JUSTICIA	1,395,770,000		1,395,770,000
TOTAL PRESUPUESTO SECCION			304.395,457,844		304,395,457,844

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	165,239,447,789		165,239,447,789
C.		PRESUPUESTO DE INVERSION	10,037,640,000		10,037,640,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,000,000,000		2,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,100,000,000		4,100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	600,000,000		600,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,500,000,000		3,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,437,640,000		1,437,640,000
	800	INTERSUBSECTORIAL JUSTICIA	987,640,000		987,640,000
	1000	INTERSUBSECTORIAL GOBIERNO	450,000,000		450,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	700,000,000		700,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	100,000,000		100,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	600,000,000		600,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	700,000,000		700,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	700,000,000		700,000,000
TOTAL PRESUPUESTO SECCION			175,277,087,789		175,277,087,789

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	247,331,137,414		247,331,137,414
C		PRESUPUESTO DE INVERSION	39,967,450,000		39,967,450,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,000,000,000		11,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	11,000,000,000		11,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,350,000,000		2,350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,350,000,000		2,350,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,650,000,000		1,650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,650,000,000		1,650,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	23,967,450,000		23,967,450,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,967,450,000		23,967,450,000
TOTAL PRESUPUESTO SECCION			287,298,587,414		287,298,587,414

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	25,480,406,333	27,264,385,950	52,744,792,283
C		PRESUPUESTO DE INVERSION		1,750,000,000	1,750,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,140,000,000	1,140,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,140,000,000	1,140,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		610,000,000	610,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		610,000,000	610,000,000
TOTAL PRESUPUESTO SECCION			25,480,406,333	29,014,385,950	54,494,792,283

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,491,390,994,773		1,491,390,994,773
C.		PRESUPUESTO DE INVERSION	87,618,140,000		87,618,140,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	32,648,999,998		32,648,999,998
	803	ADMINISTRACION DE JUSTICIA	32,648,999,998		32,648,999,998
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,301,335,889		4,301,335,889
	803	ADMINISTRACION DE JUSTICIA	4,301,335,889		4,301,335,889
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,618,231,259		12,618,231,259
	803	ADMINISTRACION DE JUSTICIA	12,618,231,259		12,618,231,259
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	27,198,719,719		27,198,719,719
	803	ADMINISTRACION DE JUSTICIA	27,198,719,719		27,198,719,719
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,685,023,031		6,685,023,031
	803	ADMINISTRACION DE JUSTICIA	6,685,023,031		6,685,023,031
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,250,000,000		1,250,000,000
	803	ADMINISTRACION DE JUSTICIA	1,250,000,000		1,250,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,915,830,104		2,915,830,104
	803	ADMINISTRACION DE JUSTICIA	2,915,830,104		2,915,830,104
TOTAL PRESUPUESTO SECCION			1,579,009,134,773		1,579,009,134,773

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	176,400,073,237		176,400,073,237
C.		PRESUPUESTO DE INVERSION	105,288,000,000		105,288,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	87,588,000,000		87,588,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	87,588,000,000		87,588,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,700,000,000		1,700,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,700,000,000		1,700,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	15,000,000,000		15,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,000,000,000		15,000,000,000
TOTAL PRESUPUESTO SECCION			281,688,073,237		281,688,073,237

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		14,800,000,000	14,800,000,000
C.		PRESUPUESTO DE INVERSION		15,871,000,000	15,871,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,370,998,000	1,370,998,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,370,998,000	1,370,998,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		13,983,501,000	13,983,501,000
	1000	INTERSUBSECTORIAL GOBIERNO		13,983,501,000	13,983,501,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		516,501,000	516,501,000
	1000	INTERSUBSECTORIAL GOBIERNO		516,501,000	516,501,000
TOTAL PRESUPUESTO SECCION				30,671,000,000	30,671,000,000

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,469,335,000	6,933,815,160	9,403,150,160
TOTAL PRESUPUESTO SECCION			2,469,335,000	6,933,815,160	9,403,150,160

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,210,868,560,653		1,210,868,560,653
C		PRESUPUESTO DE INVERSION	76,502,306,624		76,502,306,624
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,152,153,145		14,152,153,145

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	14,152,153,145		14,152,153,145
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000		8,000,000,000
	803	ADMINISTRACION DE JUSTICIA	8,000,000,000		8,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	25,000,000,000		25,000,000,000
	803	ADMINISTRACION DE JUSTICIA	25,000,000,000		25,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	11,339,000,000		11,339,000,000
	803	ADMINISTRACION DE JUSTICIA	11,339,000,000		11,339,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	14,011,153,479		14,011,153,479
	803	ADMINISTRACION DE JUSTICIA	14,011,153,479		14,011,153,479
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,000,000,000		2,000,000,000
	803	ADMINISTRACION DE JUSTICIA	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,000,000,000		2,000,000,000
	803	ADMINISTRACION DE JUSTICIA	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			1,287,370,867,277		1,287,370,867,277

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	88,472,932,629	289,000,000	88,761,932,629
C.		PRESUPUESTO DE INVERSION	21,346,946,998		21,346,946,998
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,473,540,682		7,473,540,682
	803	ADMINISTRACION DE JUSTICIA	7,473,540,682		7,473,540,682
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,079,823,300		1,079,823,300
	803	ADMINISTRACION DE JUSTICIA	1,079,823,300		1,079,823,300
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,007,885,195		1,007,885,195
	803	ADMINISTRACION DE JUSTICIA	1,007,885,195		1,007,885,195
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	9,005,630,018		9,005,630,018
	803	ADMINISTRACION DE JUSTICIA	9,005,630,018		9,005,630,018

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	863,858,640		863,858,640
	803	ADMINISTRACION DE JUSTICIA	863,858,640		863,858,640
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,508,226,833		1,508,226,833
	803	ADMINISTRACION DE JUSTICIA	1,508,226,833		1,508,226,833
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	407,982,330		407,982,330
	800	INTERSUBSECTORIAL JUSTICIA	300,000,000		300,000,000
	803	ADMINISTRACION DE JUSTICIA	107,982,330		107,982,330
TOTAL PRESUPUESTO SECCION			109,819,879,627	289,000,000	110,108,879,627

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,187,535,978,560		1,187,535,978,560
C		PRESUPUESTO DE INVERSION	410,650,000,000		410,650,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,600,000,000		12,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,300,000,000		2,300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	10,300,000,000		10,300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,240,000,000		12,240,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	12,240,000,000		12,240,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,100,000,000		1,100,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,100,000,000		1,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,353,000,000		1,353,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,353,000,000		1,353,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	9,641,000,000		9,641,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,681,000,000		5,681,000,000
	901	CONSERVACION	2,480,000,000		2,480,000,000
	902	MANEJO	1,480,000,000		1,480,000,000
420		ESTUDIOS DE PREINVERSION	517,000,000		517,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1400	INTERSUBSECTORIAL VIVIENDA	517,000,000		517,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	950,000,000		950,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	950,000,000		950,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,810,000,000		1,810,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	890,000,000		890,000,000
	902	MANEJO	220,000,000		220,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	700,000,000		700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,983,000,000		13,983,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	683,000,000		683,000,000
	902	MANEJO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,800,000,000		12,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	73,482,000,000		73,482,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	33,512,000,000		33,512,000,000
	901	CONSERVACION	4,070,000,000		4,070,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	12,300,000,000		12,300,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	4,166,000,000		4,166,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	19,134,000,000		19,134,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,230,000,000		2,230,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,230,000,000		2,230,000,000
630		TRANSFERENCIAS	24,500,000,000		24,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	24,500,000,000		24,500,000,000
640		INVERSIONES Y APORTES FINANCIEROS	340,000,000		340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	340,000,000		340,000,000
670		APOYO	255,904,000,000		255,904,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	249,500,000,000		249,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1201	ACUEDUCTO Y ALCANTARILLADO	6,404,000,000		6,404,000,000
TOTAL PRESUPUESTO SECCION			1,598,185,978,560		1,598,185,978,560

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	28,721,586,936		28,721,586,936
C		PRESUPUESTO DE INVERSION	5,000,000,000	3,600,000,000	8,600,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000	1,600,000,000	2,200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	600,000,000	1,600,000,000	2,200,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	350,000,000		350,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	350,000,000		350,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	450,000,000	1,000,000,000	1,450,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	450,000,000	1,000,000,000	1,450,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	900,000,000	600,000,000	1,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	900,000,000	600,000,000	1,500,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,700,000,000	400,000,000	2,100,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,700,000,000	400,000,000	2,100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	600,000,000		600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	600,000,000		600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	400,000,000		400,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			33,721,586,936	3,600,000,000	37,321,586,936

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C		PRESUPUESTO DE INVERSION	8,700,000,000	21,426,000,000	30,126,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	115,926,714		115,926,714
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	115,926,714		115,926,714
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,200,000,000	21,426,000,000	22,626,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,200,000,000	20,363,000,000	21,563,000,000
	901	CONSERVACION		1,063,000,000	1,063,000,000
670		APOYO	7,384,073,286		7,384,073,286
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,384,073,286		7,384,073,286
TOTAL PRESUPUESTO SECCION			8,700,000,000	21,426,000,000	30,126,000,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

A-		PRESUPUESTO DE FUNCIONAMIENTO	2,153,594,646		2,153,594,646
TOTAL PRESUPUESTO SECCION			2,153,594,646		2,153,594,646

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

A		PRESUPUESTO DE FUNCIONAMIENTO	3,211,669,792		3,211,669,792
TOTAL PRESUPUESTO SECCION			3,211,669,792		3,211,669,792

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

A-		PRESUPUESTO DE FUNCIONAMIENTO	2,230,893,530		2,230,893,530
C-		PRESUPUESTO DE INVERSION	600,000,000		600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	180,000,000		180,000,000
	902	MANEJO	180,000,000		180,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	220,000,000		220,000,000
	903	MITIGACION	220,000,000		220,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	200,000,000		200,000,000
	901	CONSERVACION	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			2,830,893,530		2,830,893,530

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

A-		PRESUPUESTO DE FUNCIONAMIENTO	2,278,728,303		2,278,728,303
TOTAL PRESUPUESTO SECCION			2,278,728,303		2,278,728,303

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,264,127,150		1,264,127,150
C.		PRESUPUESTO DE INVERSION	650,000,000		650,000,000
420		ESTUDIOS DE PREINVERSION	200,000,000		200,000,000
	207	MINERIA	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	450,000,000		450,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	450,000,000		450,000,000
		TOTAL PRESUPUESTO SECCION	1,914,127,150		1,914,127,150
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,304,573,244		1,304,573,244
		TOTAL PRESUPUESTO SECCION	1,304,573,244		1,304,573,244
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A		PRESUPUESTO DE FUNCIONAMIENTO	1,655,037,884		1,655,037,884
		TOTAL PRESUPUESTO SECCION	1,655,037,884		1,655,037,884
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,540,732,861		1,540,732,861
		TOTAL PRESUPUESTO SECCION	1,540,732,861		1,540,732,861
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL *(CORPONOR)*			
A		PRESUPUESTO DE FUNCIONAMIENTO	2,235,762,921		2,235,762,921
		TOTAL PRESUPUESTO SECCION	2,235,762,921		2,235,762,921
		SECCION: 3218			
		CORPORACION AUTONOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
A		PRESUPUESTO DE FUNCIONAMIENTO	2,474,394,950		2,474,394,950
		TOTAL PRESUPUESTO SECCION	2,474,394,950		2,474,394,950

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,802,057,043		1,802,057,043
C.		PRESUPUESTO DE INVERSION	550,000,000		550,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	550,000,000		550,000,000
	903	MITIGACION	550,000,000		550,000,000
TOTAL PRESUPUESTO SECCION			2,352,057,043		2,352,057,043
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,421,660,512		3,421,660,512
TOTAL PRESUPUESTO SECCION			3,421,660,512		3,421,660,512
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,313,451,724		2,313,451,724
TOTAL PRESUPUESTO SECCION			2,313,451,724		2,313,451,724
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,509,684,066		1,509,684,066
C.		PRESUPUESTO DE INVERSION	300,000,000		300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
	902	MANEJO	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			1,809,684,066		1,809,684,066
		SECCION: 3224			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,475,457,466		1,475,457,466
C		PRESUPUESTO DE INVERSION	650,000,000		650,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	650,000,000		650,000,000
	902	MANEJO	650,000,000		650,000,000
TOTAL PRESUPUESTO SECCION			2,125,457,466		2,125,457,466

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,458,402,456		1,458,402,456
C.		PRESUPUESTO DE INVERSION	650,000,000		650,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	120,000,000		120,000,000
	902	MANEJO	120,000,000		120,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	260,000,000		260,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	150,000,000		150,000,000
	901	CONSERVACION	110,000,000		110,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	270,000,000		270,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	150,000,000		150,000,000
	902	MANEJO	120,000,000		120,000,000
TOTAL PRESUPUESTO SECCION			2,108,402,456		2,108,402,456

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,595,702,674		1,595,702,674
C		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	901	CONSERVACION	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			1,995,702,674		1,995,702,674

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,373,680,216		1,373,680,216
C		PRESUPUESTO DE INVERSION	480,000,000		480,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	70,000,000		70,000,000
	901	CONSERVACION	70,000,000		70,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	100,000,000		100,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	310,000,000		310,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
	902	MANEJO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			1,853,680,216		1,853,680,216

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,328,153,523		1,328,153,523
TOTAL PRESUPUESTO SECCION			1,328,153,523		1,328,153,523

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,525,540,409		1,525,540,409
C.		PRESUPUESTO DE INVERSION	420,000,000		420,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	110,000,000		110,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	110,000,000		110,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	902	MANEJO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			1,945,540,409		1,945,540,409

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,356,355,632		1,356,355,632

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		TOTAL PRESUPUESTO SECCION	1,356,355,632		1,356,355,632

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

A	PRESUPUESTO DE FUNCIONAMIENTO	1,504,995,507		1,504,995,507
	TOTAL PRESUPUESTO SECCION	1,504,995,507		1,504,995,507

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

A	PRESUPUESTO DE FUNCIONAMIENTO	1,302,176,251		1,302,176,251
	TOTAL PRESUPUESTO SECCION	1,302,176,251		1,302,176,251

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

A	PRESUPUESTO DE FUNCIONAMIENTO	1,338,870,285		1,338,870,285
	TOTAL PRESUPUESTO SECCION	1,338,870,285		1,338,870,285

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

A	PRESUPUESTO DE FUNCIONAMIENTO	1,442,925,120		1,442,925,120
	TOTAL PRESUPUESTO SECCION	1,442,925,120		1,442,925,120

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

A	PRESUPUESTO DE FUNCIONAMIENTO	1,438,169,509		1,438,169,509
	TOTAL PRESUPUESTO SECCION	1,438,169,509		1,438,169,509

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)

A	PRESUPUESTO DE FUNCIONAMIENTO	590,717,678		590,717,678
	TOTAL PRESUPUESTO SECCION	590,717,678		590,717,678

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)

A	PRESUPUESTO DE FUNCIONAMIENTO	1,449,464,507		1,449,464,507
	TOTAL PRESUPUESTO SECCION	1,449,464,507		1,449,464,507

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A		PRESUPUESTO DE FUNCIONAMIENTO	1,637,687,368		1,637,687,368
C		PRESUPUESTO DE INVERSION	450,000,000		450,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	370,000,000		370,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			2,087,687,368		2,087,687,368
		SECCION: 3241			
		FONDO NACIONAL DE VIVIENDA - FONVIVIENDA			
A		PRESUPUESTO DE FUNCIONAMIENTO	105,678,530		105,678,530
C		PRESUPUESTO DE INVERSION	703,628,000,000		703,628,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	66,884,000,000		66,884,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	66,884,000,000		66,884,000,000
620		SUBSIDIOS DIRECTOS	596,744,000,000		596,744,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	596,744,000,000		596,744,000,000
670		APOYO	40,000,000,000		40,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	40,000,000,000		40,000,000,000
TOTAL PRESUPUESTO SECCION			703,733,678,530		703,733,678,530
		SECCION: 3301			
		MINISTERIO DE CULTURA			
A		PRESUPUESTO DE FUNCIONAMIENTO	92,253,446,410		92,253,446,410
C		PRESUPUESTO DE INVERSION	77,602,481,251		77,602,481,251
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,500,000,000		2,500,000,000
	709	ARTE Y CULTURA	2,500,000,000		2,500,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	800,000,000		800,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	709	ARTE Y CULTURA	800,000,000		800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,957,481,251		14,957,481,251
	709	ARTE Y CULTURA	14,957,481,251		14,957,481,251
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	21,095,000,000		21,095,000,000
	709	ARTE Y CULTURA	21,095,000,000		21,095,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,900,000,000		12,900,000,000
	709	ARTE Y CULTURA	12,900,000,000		12,900,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	14,300,000,000		14,300,000,000
	709	ARTE Y CULTURA	14,300,000,000		14,300,000,000
620		SUBSIDIOS DIRECTOS	2,600,000,000		2,600,000,000
	709	ARTE Y CULTURA	2,600,000,000		2,600,000,000
650		CAPITALIZACION	8,450,000,000		8,450,000,000
	709	ARTE Y CULTURA	8,450,000,000		8,450,000,000
TOTAL PRESUPUESTO SECCION			169,855,927,661		169,855,927,661

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,486,528,543	2,461,759,584	5,948,288,127
C.		PRESUPUESTO DE INVERSION	2,074,477,696	11,321,000,000	13,395,477,696
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	518,826,800	186,628,540	705,455,340
	709	ARTE Y CULTURA	518,826,800	186,628,540	705,455,340
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	969,735,237	12,500,000	982,235,237
	709	ARTE Y CULTURA	969,735,237	12,500,000	982,235,237
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	333,099,156	11,121,871,460	11,454,970,616
	709	ARTE Y CULTURA	333,099,156	11,121,871,460	11,454,970,616
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	124,412,343		124,412,343
	709	ARTE Y CULTURA	124,412,343		124,412,343

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	128,404,160		128,404,160
	1000	INTERSUBSECTORIAL GOBIERNO	128,404,160		128,404,160
TOTAL PRESUPUESTO SECCION			5,561,006,239	13,782,759,584	19,343,765,823

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,557,234,811	323,242,041	3,880,476,852
C.		PRESUPUESTO DE INVERSION	2,000,000,000	200,000,000	2,200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	988,000,000	150,000,000	1,138,000,000
	709	ARTE Y CULTURA	988,000,000	150,000,000	1,138,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	215,000,000	30,000,000	245,000,000
	709	ARTE Y CULTURA	215,000,000	30,000,000	245,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	220,000,000	20,000,000	240,000,000
	709	ARTE Y CULTURA	220,000,000	20,000,000	240,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	577,000,000		577,000,000
	709	ARTE Y CULTURA	577,000,000		577,000,000
TOTAL PRESUPUESTO SECCION			5,557,234,811	523,242,041	6,080,476,852

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,824,066,358	3,890,063,339	10,714,129,697
C.		PRESUPUESTO DE INVERSION	120,519,815,558	14,892,000,000	135,411,815,558
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	53,341,815,558	314,000,000	53,655,815,558
	708	RECREACION, EDUCACION FISICA Y DEPORTE	53,341,815,558	314,000,000	53,655,815,558
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	200,000,000		200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,400,000,000	800,000,000	3,200,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,400,000,000	800,000,000	3,200,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	500,000,000	100,000,000	600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	708	RECREACION, EDUCACION FISICA Y DEPORTE	500,000,000	100,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,700,000,000	300,000,000	3,000,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,700,000,000	300,000,000	3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	60,440,260,000	10,215,740,000	70,656,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	60,440,260,000	10,215,740,000	70,656,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	415,000,000	185,000,000	600,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	415,000,000	185,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	522,740,000	2,977,260,000	3,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	522,740,000	2,977,260,000	3,500,000,000
TOTAL PRESUPUESTO SECCION			127,343,881,916	18,782,063,339	146,125,945,255

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	3,491,686,565	72,674,547	3,564,361,112
C		PRESUPUESTO DE INVERSION	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	650,000,000		650,000,000
	709	ARTE Y CULTURA	650,000,000		650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	610,000,000		610,000,000
	709	ARTE Y CULTURA	610,000,000		610,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	620,000,000		620,000,000
	709	ARTE Y CULTURA	620,000,000		620,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	120,000,000		120,000,000
	709	ARTE Y CULTURA	120,000,000		120,000,000
TOTAL PRESUPUESTO SECCION			5,491,686,565	72,674,547	5,564,361,112

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	12,496,089,000		12,496,089,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C-		PRESUPUESTO DE INVERSION	2,000,000,000		2,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	165,000,000		165,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	165,000,000		165,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,330,000,000		1,330,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,330,000,000		1,330,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	405,000,000		405,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	405,000,000		405,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			14,496,089,000		14,496,089,000

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	123,361,100,000		123,361,100,000
C		PRESUPUESTO DE INVERSION	167,918,695,247		167,918,695,247
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,918,366,058		3,918,366,058
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,400,000,000		3,400,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	518,366,058		518,366,058
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	85,000,000,000		85,000,000,000
	205	COMERCIO EXTERNO	85,000,000,000		85,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	541,000,000		541,000,000
	205	COMERCIO EXTERNO	541,000,000		541,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	800,000,000		800,000,000
	205	COMERCIO EXTERNO	800,000,000		800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,105,256,562		6,105,256,562
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	562,000,000		562,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	100,000,000		100,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	204	COMERCIO INTERNO	67,256,562		67,256,562
	205	COMERCIO EXTERNO	626,000,000		626,000,000
	206	TURISMO	3,850,000,000		3,850,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	900,000,000		900,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,785,178,000		1,785,178,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,785,178,000		1,785,178,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	3,000,000,000		3,000,000,000
	205	COMERCIO EXTERNO	3,000,000,000		3,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	52,555,000,000		52,555,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	10,084,000,000		10,084,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	27,000,000,000		27,000,000,000
	206	TURISMO	15,471,000,000		15,471,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	14,111,394,627		14,111,394,627
	202	PEQUENA Y MEDIANA INDUSTRIA	10,987,093,220		10,987,093,220
	205	COMERCIO EXTERNO	3,124,301,407		3,124,301,407
610		CREDITOS	102,500,000		102,500,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	102,500,000		102,500,000
TOTAL PRESUPUESTO SECCION			291,279,795,247		291,279,795,247

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

A.		PRESUPUESTO DE FUNCIONAMIENTO		59,698,000,000	59,698,000,000
C.		PRESUPUESTO DE INVERSION		5,336,000,000	5,336,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,296,000,000	2,296,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,296,000,000	2,296,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,040,000,000	2,040,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,040,000,000	2,040,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		500,000,000	500,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		500,000,000	500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		500,000,000	500,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION				65,034,000,000	65,034,000,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		29,044,900,000	29,044,900,000
C.		PRESUPUESTO DE INVERSION		8,385,930,000	8,385,930,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,500,000,000	2,500,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		2,500,000,000	2,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		4,085,930,000	4,085,930,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		4,085,930,000	4,085,930,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,800,000,000	1,800,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,800,000,000	1,800,000,000
TOTAL PRESUPUESTO SECCION				37,430,830,000	37,430,830,000

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL DE CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		1,910,000,000	1,910,000,000
TOTAL PRESUPUESTO SECCION				1,910,000,000	1,910,000,000

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	19,589,379,858,662		19,589,379,858,662
C.		PRESUPUESTO DE INVERSION	1,954,066,113,393		1,954,066,113,393
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,881,000,000		7,881,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	7,881,000,000		7,881,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,600,000,000		4,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD	1,700,000,000		1,700,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,900,000,000		2,900,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	17,837,700,000		17,837,700,000
	300	INTERSUBSECTORIAL SALUD	11,400,000,000		11,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,400,000,000		1,400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,735,900,000		2,735,900,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,301,800,000		2,301,800,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	196,615,925,125		196,615,925,125
	300	INTERSUBSECTORIAL SALUD	7,041,500,000		7,041,500,000
	301	PREVENCION EN SALUD	189,574,425,125		189,574,425,125
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	15,933,738,268		15,933,738,268
	300	INTERSUBSECTORIAL SALUD	1,375,550,000		1,375,550,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	13,658,188,268		13,658,188,268
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	900,000,000		900,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	6,700,000,000		6,700,000,000
	300	INTERSUBSECTORIAL SALUD	6,700,000,000		6,700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	250,000,000		250,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	250,000,000		250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	9,943,200,000		9,943,200,000
	301	PREVENCION EN SALUD	400,000,000		400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	9,543,200,000		9,543,200,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	600,000,000		600,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	300,000,000		300,000,000
620		SUBSIDIOS DIRECTOS	705,129,350,000		705,129,350,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	148,000,000,000		148,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	557,129,350,000		557,129,350,000
630		TRANSFERENCIAS	988,575,200,000		988,575,200,000
	304	SERVICIOS INTEGRALES DE SALUD	985,875,200,000		985,875,200,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,700,000,000		2,700,000,000
TOTAL PRESUPUESTO SECCION			21,543,445,972,055		21,543,445,972,055

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO		56,245,200,000	56,245,200,000
B		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		171,700,000	171,700,000
C		PRESUPUESTO DE INVERSION		1,429,079,000,000	1,429,079,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		25,000,000,000	25,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		25,000,000,000	25,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		10,000,000,000	10,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		10,000,000,000	10,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		978,473,241,400	978,473,241,400
	704	CAPACITACION TECNICA NO PROFESIONAL		978,473,241,400	978,473,241,400
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		86,000,000,000	86,000,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		86,000,000,000	86,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		245,980,758,600	245,980,758,600
	704	CAPACITACION TECNICA NO PROFESIONAL		245,980,758,600	245,980,758,600
610		CREDITOS		45,500,000,000	45,500,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		45,500,000,000	45,500,000,000
620		SUBSIDIOS DIRECTOS		38,125,000,000	38,125,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		38,125,000,000	38,125,000,000
TOTAL PRESUPUESTO SECCION				1,485,495,900,000	1,485,495,900,000

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	219,089,718,189	34,507,337,000	253,597,055,189

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C		PRESUPUESTO DE INVERSION	486,050,000	650,000,000	1,136,050,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	486,050,000	650,000,000	1,136,050,000
	1301	REGLAMENTACION DEL TRABAJO	486,050,000	650,000,000	1,136,050,000
TOTAL PRESUPUESTO SECCION			219,575,768,189	35,157,337,000	254,733,105,189

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	310,459,800,000	53,230,400,000	363,690,200,000
TOTAL PRESUPUESTO SECCION			310,459,800,000	53,230,400,000	363,690,200,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	12,042,700,000	1,694,900,000	13,737,600,000
C		PRESUPUESTO DE INVERSION	24,584,676,717	1,148,000,000	25,732,676,717
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,500,000,000		2,500,000,000
	300	INTERSUBSECTORIAL SALUD	2,500,000,000		2,500,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	952,511,116	551,211,000	1,503,722,116
	300	INTERSUBSECTORIAL SALUD	952,511,116	551,211,000	1,503,722,116
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,701,682,560	235,000,000	1,936,682,560
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,701,682,560	235,000,000	1,936,682,560
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	7,630,126,333	98,390,000	7,728,516,333
	301	PREVENCION EN SALUD	7,630,126,333	98,390,000	7,728,516,333
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,706,695,993	165,009,000	2,871,704,993
	300	INTERSUBSECTORIAL SALUD	2,706,695,993	165,009,000	2,871,704,993
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	9,093,660,715	98,390,000	9,192,050,715
	300	INTERSUBSECTORIAL SALUD	9,093,660,715	98,390,000	9,192,050,715
TOTAL PRESUPUESTO SECCION			36,627,376,717	2,842,900,000	39,470,276,717

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		242,547,550,000	242,547,550,000
C.		PRESUPUESTO DE INVERSION	27,851,688,175	2,630,854,977,090	2,658,706,665,265
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		102,350,000,000	102,350,000,000
	300	INTERSUBSECTORIAL SALUD		102,350,000,000	102,350,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		29,874,000,000	29,874,000,000
	300	INTERSUBSECTORIAL SALUD		29,874,000,000	29,874,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		31,183,000,000	31,183,000,000
	300	INTERSUBSECTORIAL SALUD		31,183,000,000	31,183,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	27,851,688,175	2,457,184,977,090	2,485,036,665,265
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	27,851,688,175	2,457,184,977,090	2,485,036,665,265
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,812,000,000	5,812,000,000
	300	INTERSUBSECTORIAL SALUD		5,812,000,000	5,812,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,451,000,000	4,451,000,000
	300	INTERSUBSECTORIAL SALUD		4,451,000,000	4,451,000,000
TOTAL PRESUPUESTO SECCION			27,851,688,175	2,873,402,527,090	2,901,254,215,265

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	432,800,000	32,902,772,000	33,335,572,000
C.		PRESUPUESTO DE INVERSION	2,288,497,207	6,860,647,857	9,149,145,064
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,666,844,857	3,666,844,857
	300	INTERSUBSECTORIAL SALUD		3,666,844,857	3,666,844,857
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,288,497,207	3,193,803,000	5,482,300,207
	300	INTERSUBSECTORIAL SALUD	2,288,497,207	3,193,803,000	5,482,300,207
TOTAL PRESUPUESTO SECCION			2,721,297,207	39,763,419,857	42,484,717,064

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,700,535,767	30,700,535,767

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C		PRESUPUESTO DE INVERSION		26,896,000,000	26,896,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		615,000,000	615,000,000
	300	INTERSUBSECTORIAL SALUD		615,000,000	615,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		8,420,000,000	8,420,000,000
	300	INTERSUBSECTORIAL SALUD		8,420,000,000	8,420,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,431,000,000	1,431,000,000
	300	INTERSUBSECTORIAL SALUD		1,431,000,000	1,431,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		526,000,000	526,000,000
	300	INTERSUBSECTORIAL SALUD		526,000,000	526,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,182,000,000	6,182,000,000
	301	PREVENCION EN SALUD		6,182,000,000	6,182,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,722,000,000	9,722,000,000
	301	PREVENCION EN SALUD		9,722,000,000	9,722,000,000
TOTAL PRESUPUESTO SECCION				57,596,535,767	57,596,535,767

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO		8,599,187,000	8,599,187,000
C		PRESUPUESTO DE INVERSION		2,000,000,000	2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,000,000,000	2,000,000,000
	300	INTERSUBSECTORIAL SALUD		2,000,000,000	2,000,000,000
TOTAL PRESUPUESTO SECCION				10,599,187,000	10,599,187,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	193,137,443,115		193,137,443,115
C		PRESUPUESTO DE INVERSION	277,737,468,028		277,737,468,028
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	233,556,520,000		233,556,520,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	233,556,520,000		233,556,520,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,300,000,000		11,300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000		1,300,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,500,000,000		1,500,000,000
	1107	TENENCIA DE LA TIERRA	8,500,000,000		8,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,520,000,000		2,520,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	940,000,000		940,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,580,000,000		1,580,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,320,911,349		3,320,911,349
	800	INTERSUBSECTORIAL JUSTICIA	1,020,911,349		1,020,911,349
	1000	INTERSUBSECTORIAL GOBIERNO	2,100,000,000		2,100,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	250,000,000		250,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,715,000,000		1,715,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,715,000,000		1,715,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,075,036,679		25,075,036,679
	101	DEFENSA Y SEGURIDAD INTERNA	22,000,000,000		22,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,557,036,679		2,557,036,679
	1000	INTERSUBSECTORIAL GOBIERNO	518,000,000		518,000,000
TOTAL PRESUPUESTO SECCION			470,874,911,143		470,874,911,143

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,437,366,365		1,437,366,365
TOTAL PRESUPUESTO SECCION		1,437,366,365		1,437,366,365

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,049,245,191		2,049,245,191
TOTAL PRESUPUESTO SECCION		2,049,245,191		2,049,245,191

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,495,935,120		3,495,935,120
C		PRESUPUESTO DE INVERSION	7,490,116,565		7,490,116,565
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,490,116,565		7,490,116,565
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	7,490,116,565		7,490,116,565
TOTAL PRESUPUESTO SECCION			10,986,051,685		10,986,051,685
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		260,995,555,091	260,995,555,091
C.		PRESUPUESTO DE INVERSION		299,528,860,146	299,528,860,146
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,934,136,361	2,934,136,361
	800	INTERSUBSECTORIAL JUSTICIA		2,934,136,361	2,934,136,361
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		19,931,612,381	19,931,612,381
	800	INTERSUBSECTORIAL JUSTICIA		19,931,612,381	19,931,612,381
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		48,579,700,964	48,579,700,964
	800	INTERSUBSECTORIAL JUSTICIA		48,579,700,964	48,579,700,964
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,485,484,270	9,485,484,270
	800	INTERSUBSECTORIAL JUSTICIA		9,485,484,270	9,485,484,270
630		TRANSFERENCIAS		218,597,926,170	218,597,926,170
	803	ADMINISTRACION DE JUSTICIA		218,597,926,170	218,597,926,170
TOTAL PRESUPUESTO SECCION				560,524,415,237	560,524,415,237
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A		PRESUPUESTO DE FUNCIONAMIENTO	746,272,433,958	350,150,000	746,622,583,958
C		PRESUPUESTO DE INVERSION	19,048,293,891		19,048,293,891
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,486,703,891		10,486,703,891
	802	SISTEMA PENITENCIARIO Y CARCELARIO	10,486,703,891		10,486,703,891
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,761,590,000		3,761,590,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	802	SISTEMA PENITENCIARIO Y CARCELARIO	3,761,590,000		3,761,590,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,800,000,000		3,800,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	3,800,000,000		3,800,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,000,000,000		1,000,000,000
TOTAL PRESUPUESTO SECCION			765,320,727,849	350,150,000	765,670,877,849

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,439,561,655	201,049,124,564	202,488,686,219
C		PRESUPUESTO DE INVERSION	616,050,136	141,664,500,000	142,280,550,136
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		75,560,000,000	75,560,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO		75,560,000,000	75,560,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	190,000,000		190,000,000
	800	INTERSUBSECTORIAL JUSTICIA	190,000,000		190,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	426,050,136		426,050,136
	800	INTERSUBSECTORIAL JUSTICIA	426,050,136		426,050,136
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		66,104,500,000	66,104,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		66,104,500,000	66,104,500,000
TOTAL PRESUPUESTO SECCION			2,055,611,791	342,713,624,564	344,769,236,355

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A		PRESUPUESTO DE FUNCIONAMIENTO	1,920,397,120	50,041,320,000	51,961,717,120
C		PRESUPUESTO DE INVERSION		11,555,000,000	11,555,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		11,555,000,000	11,555,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		11,555,000,000	11,555,000,000
TOTAL PRESUPUESTO SECCION			1,920,397,120	61,596,320,000	63,516,717,120
TOTAL PRESUPUESTO NACIONAL			130,624,412,703,103	9,870,233,813,363	140,494,646,516,466

TERCERA PARTE

DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente Ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional podrá realizar sin operación presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y del Tesoro Nacional, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional en el mes siguiente de su recaudo.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras- Fogafin, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá del certificado de disponibilidad presupuestal por la vigencia fiscal de 2009. Por medio de éste, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1 de enero al 31 de diciembre de 2009, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de éste se deberá garantizar la existencia de recursos del 1 de enero al 31 de diciembre de 2009.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.

2. Costos comparativos de las plantas vigente y propuesta.

3. Efectos sobre los gastos generales.

4. Concepto técnico del Departamento Administrativo de la Función Pública.

5. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.

6. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 2 de la Ley 1012 de 2006. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación ni cuantía, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja, PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá del concepto previo favorable del Departamento Nacional de Planeación.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2009.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente Ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente Ley enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.

Se exceptúan de esta obligación los órganos que registran su gestión financiera pública en línea, con el Sistema Integrado de Información Financiera- SIIF Nación.

ARTÍCULO 25o. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, sólo podrán ser asumidos cuando estos se hayan perfeccionado.

ARTÍCULO 26o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5o del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado de disponibilidad presupuestal y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 27o. Cuando los órganos que conforman el Presupuesto General de la Nación posean bienes inmuebles que en la actualidad no se estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deben desarrollar todas las actividades tendientes a cumplir con lo establecido en el artículo 8o de la Ley 708 de 2001 y sus decretos reglamentarios.

Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deben efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sea de su propiedad.

ARTÍCULO 28o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

ARTÍCULO 29o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2009, a la Dirección General de Crédito Público y del Tesoro Nacional, y a sus tesorerias cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquéllos, con el soporte correspondiente.

ARTÍCULO 30o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2010.

ARTÍCULO 31o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 32o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 33o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes a la vigencia fiscal de 2008, se entenderán constituidas a más tardar el 20 de Enero de 2009, de acuerdo con los saldos registrados en el Sistema Integrado de Información Financiera SIIF- Nación a 31 de Diciembre de 2008, así: las reservas presupuestales por la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

ARTÍCULO 34o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2008, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2008, que no se hayan ejecutado a 31 de diciembre de 2009, expiran sin excepción. En consecuencia, deben reintegrarse a la Dirección General de Crédito Público y del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2009, deben ser reintegrados por estas a la Dirección General de Crédito Público y del Tesoro Nacional.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2009. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos 2o y 3o, a más tardar el 12 de enero de 2010.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará, a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no, a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4o de la presente Ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad- DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal, Gaula, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad- DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. El Departamento Nacional de Planeación, a más tardar un mes después de haberse expedido el Decreto de Liquidación, enviará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público un informe donde se presente la distribución indicativa del presupuesto de inversión por departamentos.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalización, los diferentes órganos deben remitir esta información al Departamento Nacional de Planeación, dentro del mes siguiente al perfeccionamiento de dicha operación, para que este consolide la información y la envíe dentro de los diez (10) días siguientes a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 42o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2009 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 43o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2008, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2009.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la Bonificación por recreación, las cesantías, las pensiones y los impuestos, se pueden pagar con cargo al presupuesto vigente cualquiera sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 44o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 45o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del Sector Salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones "INCO", surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y sólo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 46o. A partir de la vigencia de la presente Ley, el Ministerio de Hacienda y Crédito Público extinguirá las obligaciones y los saldos contables existentes por concepto de acuerdos de pago suscritos con las entidades del orden nacional hasta el 31 de diciembre de 2002 y que se originaron exclusivamente en el reconocimiento como deuda pública de la Nación de obligaciones pendientes de pago a través de títulos de Tesorería, TES, Clase "B", en desarrollo de lo dispuesto en el artículo 29 de la Ley 344 de 1996 y el artículo 1o de la Ley 419 de 1997.

ARTÍCULO 47o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 48o. En el Fondo de Programas Especiales para la Paz, se constituirán las subcuentas de "Programas para la Desmovilización" y "Programas de Reincorporación a la Vida Civil", en las cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 49o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 50o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas, IPSE, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional. Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 51o. El Servicio Nacional de Aprendizaje, Sena, transferirá al Instituto Colombiano para el Desarrollo de la Ciencia y la Tecnología "Francisco José de Caldas", Colciencias, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 52o. El Ministerio de Hacienda y Crédito Público podrá celebrar acuerdos de pago sobre el capital y los intereses adeudados por las entidades descentralizadas, como consecuencia de la liquidación de excedentes y utilidades realizada por el Consejo Superior de Política Económica y Social, Conpes, en desarrollo de las competencias otorgadas por la Ley Orgánica de Presupuesto.

ARTÍCULO 53o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, Fonpet, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 54o. Las apropiaciones programadas en la presente Ley para la ejecución de proyectos viales de la red terciaria a cargo de los municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente Ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

ARTÍCULO 55o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos excepcionalmente los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 56o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 57o. La apropiación destinada a la ejecución del Programa "Atención a la Niñez y apoyo a la Familia para posibilitar el ejercicio de los derechos a través de subsidios condicionados", aprobada en la sección presupuestal Instituto Colombiano de Bienestar Familiar-ICBF, se ejecutará en coordinación con la Agencia Presidencial para la Acción Social y la Cooperación Internacional- ACCION SOCIAL, a través de un convenio interadministrativo.

Para efectos del presente artículo la Agencia Presidencial para la Acción Social y la Cooperación Internacional- ACCION SOCIAL, podrá hacer unidad de caja y llevará una contabilidad separada de acuerdo con el origen de los recursos.

ARTÍCULO 58o. Los recursos presupuestados para el proyecto "CAPACITACION JOVENES EN ACCION" del Servicio Nacional de Aprendizaje- Sena, se destinarán inicialmente a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004, proferida por la Honorable Corte Constitucional. Una vez se cubra la demanda de la población desplazada, los recursos se podrán destinar a la población no desplazada.

ARTÍCULO 59o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral segundo del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003, se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar- ICBF.

PARAGRAFO. Con los excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007 y las normas que lo modifiquen o adicionen.

ARTÍCULO 60o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 61o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2008, deben reintegrar, dentro del primer trimestre de 2009 a la Dirección General de Crédito Público y del Tesoro Nacional, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 62o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2007, se podrán financiar durante la vigencia fiscal 2009, proyectos de inversión correspondientes a los Planes Departamentales de Agua y Saneamiento, a los corredores arteriales de competitividad, en especial, los definidos de importancia estratégica en el CONPES 3535 de 2008 y al equipamiento básico en las zonas de influencia de los nodos de transferencia localizados en corredores viales de comercio exterior interdistritales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías y del Ministerio de Ambiente, Vivienda y Desarrollo Territorial quienes los ejecutarán. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 63o. La Nación, con recursos diferentes a los de rentas de congestión, podrá financiar el Fondo de Energía Social, FOES, de que tratan los artículos 118 de la Ley 812 de 2003 y 59 de la Ley 1151 de 2007.

También podrá destinar los recursos del Fondo Nacional de Regalías de que trata el parágrafo 1°, literal b del artículo 35 transitorio de la Ley 756 de 2002, modificado por el artículo 1° de la Ley 859 de 2003.

PARÁGRAFO. Con estos recursos se podrán reconocer parcial o totalmente requerimientos del FOES que no hayan sido cubiertos con las rentas de congestión.

ARTÍCULO 64o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

ARTÍCULO 65o. Con los excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía - Fosyga, a 31 de diciembre de 2007, se podrán financiar los programas de Protección a la Salud Pública, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, incorporados en el presupuesto del Ministerio de la Protección Social.

También se podrán financiar actividades del Plan Nacional de Salud Pública orientadas a promover las acciones de diagnóstico temprano y reducción de la progresión de la nefropatía diabética e hipertensiva, cuyos mecanismos e instrumentos de ejecución y criterios de distribución serán definidos conjuntamente por los Ministerios de Hacienda y Crédito Público y de la Protección Social.

ARTÍCULO 66o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 67o. En desarrollo de la Política de Consolidación de la Seguridad Democrática, PCSD, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3o de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 68o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 proferida por la Honorable Corte Constitucional. Esta priorización se efectuará teniendo en cuenta la categoría de la entidad territorial de conformidad con lo establecido en el artículo 1o de la Ley 617 de 2000, y con el consolidado para diciembre del año 2006, del número de hogares recibidos o expulsados de acuerdo con el Registro Unico de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional, en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

Las entidades de las que trata este artículo reportarán al Ministerio de Hacienda y Crédito Público y al Departamento Nacional de Planeación, en el detalle que estos establezcan, la información relacionada con la ejecución presupuestal de dichos recursos, así como los criterios de priorización utilizados, la cual será enviada al Consejo Nacional de Atención Integral a la Población Desplazada por la Violencia, para informar a la Honorable Corte Constitucional sobre el cumplimiento de la Sentencia T-025 de 2004.

ARTÍCULO 69o. La Nación, a través del Ministerio de Comercio, Industria y Turismo, podrá transferir recursos destinados a la promoción de las exportaciones, la inversión extranjera y el turismo a Proexport Colombia, para el cumplimiento de sus funciones.

ARTÍCULO 70o. Los recursos del Fondo para la Rehabilitación, Inversión Social y Lucha contra el Crimen Organizado- FRISCO, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes a la Dirección General de Crédito Público y del Tesoro Nacional, para reintegrar los recursos que la Nación ha girado de acuerdo con lo establecido en los documentos CONPES 3412 de 2006 y 3476 de 2007.

ARTÍCULO 71o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2007, se podrán financiar los proyectos de inversión de que trata el artículo 116 de la Ley 1151 de 2007, los cuales serán presentados por los Ministerios sectoriales competentes para aprobación del Consejo Asesor de Regalías, y se ejecutarán por quien éste designe, en beneficio de las entidades territoriales.

ARTÍCULO 72o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 73o. Los hogares beneficiarios del Programa de subsidio familiar de vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 74o. En el presupuesto del Fondo Nacional de Regalías, se apropiará la suma de ciento veinte mil millones de pesos ($120.000.000.000) destinados a proyectos de inversión en infraestructura vial territorial, que se financiarán con cargo a los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2008.

En la asignación de estos recursos se consultará entre otros criterios los de sostenibilidad, competitividad y equidad regional. La entidad viabilizadora de los proyectos será el Invías.

ARTÍCULO 75o. Durante la vigencia fiscal 2009 y hasta por un monto de cinco mil millones de pesos ($5.000.000.000), el Gobierno Nacional reconocerá a los Comercializadores Mayoristas de Gas Licuado del Petróleo –GLP- sobre el Precio Máximo de suministro de GLP en la Refinería de Barrancabermeja, un valor de $540 por galón que sea comercializado a través de contratos de suministro en firme con los prestadores del servicio público de distribución de GLP en cilindros, para la atención de usuarios residenciales ubicados en zonas de frontera.

La aplicación de este subsidio se hará con sujeción a las disponibilidades presupuestales y de conformidad con los términos y condiciones que para el efecto establezca el Ministerio de Minas y Energía.

ARTÍCULO 76o. El Gobierno Nacional incluirá en el presupuesto la suma de $1.176.546.100 con el fin de reconocer un estímulo a los miembros de la Policía Nacional que prestan el servicio de protección y vigilancia a los Honorables Congresistas.

ARTÍCULO 77o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a financiar los gastos de Justicia y Paz, en desarrollo de la Ley 975 de 2005 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de las entidades competentes para ejecutar dichos gastos.

ARTÍCULO 78o. Los recursos apropiados en desarrollo del artículo 15 transitorio de la Ley 1176 de 2007, deberán ser ejecutados en coordinación con el Instituto Colombiano de Bienestar Familiar – ICBF.

ARTÍCULO 79o. TÉRMINOS PARA EL TRASPASO DE LOS DISTRITOS DE ADECUACIÓN DE TIERRAS. Amplíese el término contenido en el artículo 29 de la Ley 1152 de 2007 para que la Unidad Nacional de Tierras Rurales UNAT traspase la propiedad o administración de los Distritos de Riego a las Asociaciones de Usuarios, o a operadores públicos o privados según corresponda, hasta el treinta y uno (31) de diciembre de 2009.

Si la Asociación de Usuarios correspondiente no manifiesta su interés por adquirir el dominio de las obras de riego antes del treinta y uno (31) de julio de 2009, la Unidad Nacional de Tierras seleccionará un operador público o privado mediante convocatoria pública, evaluada bajo criterios técnicos, financieros y jurídicos de selección objetiva.

ARTÍCULO 80o. La presente Ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2009.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA

HERNÁN FRANCISCO ANDRADE SERRANO

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA

EMILIO RAMÓN OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES

GERMAN VARON COTRINO

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES

JESUS ALFONSO RODRIGUEZ CAMARGO

REPUBLICA DE COLOMBIA – GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE 23 DIC. 2008

Dada en Bogotá D.C., a los

OSCAR IVAN ZULUAGA ESCOBAR
Ministro de Hacienda y Crédito Público